Exhibit 15.1

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 email: atna@atna.com www.atna.com

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

The following audited consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company”) pursuant to International Financial Reporting Standards (“IFRS”). The consolidated financial statements have been prepared in United States dollars (“USD”, or “$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

Report of Independent Registered Public Accounting Firm	Page 3

Consolidated Balance Sheets	Page 4

Consolidated Statements of Operations and Comprehensive Income (Loss)	Page 5

Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Consolidated Statements of Cash Flows	Pages 7-8

Notes to the Annual Consolidated Financial Statements	Pages 9-40

2

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders

Atna Resources Ltd.

Denver, Colorado

We have audited the accompanying consolidated financial statements of Atna Resources Ltd. and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and notes comprised of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atna Resources Ltd. and Subsidiaries, as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

EKS&H LLLP

March 13, 2015

Denver, Colorado

3

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Reported in US Dollars

As of December 31,

	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents		$2,162,200	$789,900
Trade receivables		577,200	-
Gold inventories	3	17,382,700	17,484,000
Supply inventories		1,038,300	1,186,800
Prepaids, investments available-for-sale, and other current assets		620,200	835,800
Total current assets		21,780,600	20,296,500

Non-current assets
Property, plant, mine development and mineral interests, net	4	66,166,300	82,212,800
Restricted cash and marketable securities held in surety	5	4,316,000	4,319,400
Stripping activity assets, net	6	3,956,700	5,425,700
Other non-current assets		25,800	22,900

Total assets		$96,245,400	$112,277,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$4,623,300	$6,611,000
Asset retirement obligations	8	868,600	427,400
Notes payable	9	1,830,500	17,576,500
Finance leases	10	1,685,100	2,136,100
Other current liabilities		674,700	585,300
Total current liabilities		9,682,200	27,336,300

Non-current liabilities
Asset retirement obligations	8	3,625,200	3,293,900
Notes payable	9	18,806,000	1,430,400
Finance leases	10	1,477,800	3,706,700
Other non-current liabilities		75,000	-
Total liabilities		33,666,200	35,767,300

Commitments and Contingencies	12

Shareholders' equity
Share capital (no par value) unlimited shares authorized; issued and outstanding: 207,347,362 at December 31, 2014, and 189,922,144 at December 31, 2013	13	134,992,600	133,843,300
Contributed surplus		9,144,600	7,384,200
Deficit		(81,122,000)	(65,761,800)
Accumulated other comprehensive (loss) gain		(436,000)	1,044,300
Total shareholders' equity		62,579,200	76,510,000

Total liabilities and shareholders' equity		$96,245,400	$112,277,300

On behalf of the Board of Directors:

/s/ Paul H. Zink	/s/ David H. Watkins
Paul H. Zink, Audit Committee Chairman	David H. Watkins, Chairman
March 13, 2015	March 13, 2015

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Reported in US Dollars

For the Years Ended December 31,

	Notes	2014	2013	2012
REVENUE
Gold and by-product sales		$41,484,300	$45,035,100	$59,763,300

EXPENSES
Cost of sales, excluding depreciation	16	34,226,000	33,299,800	35,485,600
Depreciation and amortization, cost of sales	16	7,992,400	7,015,100	8,095,100
Adjust inventory to net realizable value, cost of sales	3 & 16	4,150,400	2,595,600	-
General and administrative expense		3,588,500	4,842,100	4,834,000
Depreciation - G&A only		132,300	173,500	68,700
Exploration expense	20	308,400	703,900	1,733,300
Property maintenance expense	20	797,400	1,132,200	-
Impairment and writeoffs of non-current assets	4	1,010,800	33,090,100	-
Recovery of prior impairment	4	(75,500)	-	-
Provision for site restoration		676,700	(568,600)	392,800
Subtotal operating expense		52,807,400	82,283,700	50,609,500

Operating (loss) profit		(11,323,100)	(37,248,600)	9,153,800

OTHER INCOME (EXPENSE)
Interest income		2,800	12,700	14,100
Interest expense		(4,844,100)	(3,445,600)	(1,324,800)
Realized loss on derivatives	7	-	(197,000)	(1,865,300)
Unrealized (loss) gain on derivatives	7	(14,500)	1,080,800	1,111,700
Loss on asset disposals	22	(1,690,400)	(330,600)	(352,400)
Gain (loss) on sale of investments available-for-sale		6,100	(97,400)	87,900
Realized gain (loss) on foreign exchange	21	2,344,600	(500)	(15,200)
Other income	19	161,000	634,900	269,800
Subtotal other expense		(4,034,500)	(2,342,700)	(2,074,200)
(Loss) income before income tax		(15,357,600)	(39,591,300)	7,079,600

Income tax expense	11	(2,600)	(10,028,300)	(193,600)
Net (loss) income		$(15,360,200)	$(49,619,600)	$6,886,000

COMPREHENSIVE (LOSS) INCOME
Unrealized (loss) gain on translating the financials of foreign operations	21	(1,561,900)	990,200	(424,400)
Unrealized loss on investments available-for-sale		-	(28,000)	(46,200)
Reclassification of loss-on-investments-available-for-sale to other income		81,600	-	10,500
Other comprehensive (loss) income		(1,480,300)	962,200	(460,100)

Comprehensive (loss) income		$(16,840,500)	$(48,657,400)	$6,425,900

EARNINGS (LOSS) PER SHARE
Basic (loss) income per share	17	$(0.08)	$(0.32)	$0.05
Diluted (loss) income per share	17	$(0.08)	$(0.32)	$0.05

Basic weighted-average shares outstanding		196,524,869	155,721,306	126,994,021
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		-	-	4,840,570

Diluted weighted-average shares outstanding		196,524,869	155,721,306	131,834,591

The accompanying notes are an integral part of these consolidated financial statements.

5

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Reported in US Dollars

For the Years Ended December 31,

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, December 31, 2011	117,374,600	$104,287,100	$(23,028,200)	$4,990,500	$542,200	$86,791,600

Share-based compensation	-	-	-	922,400	-	922,400
Exercise of stock options	1,286,800	1,058,900	-	(721,400)	-	337,500
Unrealized loss on available for sale securities	-	-	-	-	(46,200)	(46,200)
Reclassification of loss on investments available-for-sale to income	-	-	-	-	10,500	10,500
Shares issued to Sprott for extension of debt financing terms	618,600	600,500	-	-	-	600,500
Shares issued for warrants exercised	8,459,900	4,849,200	-	1,110,900	-	5,960,100
Equity issued as financing, net	17,250,000	15,995,400	-	335,100	-	16,330,500
Foreign exchange loss	-	-	-	-	(424,400)	(424,400)
Net income	-	-	6,886,000	-	-	6,886,000

Balances, December 31, 2012	144,989,900	$126,791,100	$(16,142,200)	$6,637,500	$82,100	$117,368,500

Share-based compensation	1,143,900	115,000	-	824,600	-	939,600
Exercise of stock options	150,500	109,300	-	(77,900)	-	31,400
Unrealized loss on available for sale securities	-	-	-	-	(28,000)	(28,000)
Shares issued to Sprott for extension of debt financing terms (Note 13)	7,237,800	1,533,200	-	-	-	1,533,200
Equity issued as financing, net (Note 13)	36,400,000	5,294,700	-	-	-	5,294,700
Foreign exchange gain	-	-	-	-	990,200	990,200
Net loss	-	-	(49,619,600)	-	-	(49,619,600)

Balances, December 31, 2013	189,922,100	$133,843,300	$(65,761,800)	$7,384,200	$1,044,300	$76,510,000

Share-based compensation	2,009,900	240,200	-	342,000	-	582,200
Exercise of stock options	35,400	5,300	-	(5,300)	-	-
Reclassification of loss on investments available-for-sale to income	-	-	-	-	81,600	81,600
Warrants issued for debt financing (Note 9)	-	-	-	500,800	-	500,800
Equity issued as financing, net	15,380,000	903,800	-	922,900	-	1,826,700
Unrealized foreign exchange (FX) loss and FX gain reclassified to income	-	-	-	-	(1,561,900)	(1,561,900)
Net loss	-	-	(15,360,200)	-	-	(15,360,200)

Balances, December 31, 2014	207,347,400	$134,992,600	$(81,122,000)	$9,144,600	$(436,000)	$62,579,200

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Reported in US Dollars

For the Years Ended December 31,

	Notes	2014	2013	2012
Cash flows from operating activities:
Net (loss) income		$(15,360,200)	$(49,619,600)	$6,886,000
Adjustments to reconcile net (loss) income to net cash and cash equivalents (used in) provided by operating activities:
Depreciation - G&A		132,300	173,500	68,700
Depreciation and amortization - cost of sales	16	7,992,400	7,015,100	8,095,100
Adjust inventory to net realizable value, cost of sales	16	4,150,400	2,595,600	-
Amortization of gold bond discount		-	130,200	338,600
Amortization of note payable discount		1,480,500	508,600	-
Write-off of note payable discount	9	-	1,054,700	-
Loss (gain) on derivatives	7	14,500	(1,748,000)	(1,111,700)
(Gain) loss on sales of investments available-for-sale		(6,100)	97,400	(87,900)
Loss on asset disposals and equipment financing extinguishment	22	1,690,400	347,600	352,400
Impairment of long-term assets, net of recovery	4	935,300	33,090,100	-
Deferred income tax expense		-	10,327,500	95,500
Realized (gain) on foreign exchange, included in financing activities	21	(2,340,000)	-	-
Income from insurance settlements included in investing activities	19	-	(368,800)	(251,800)
Share-based compensation	14	582,300	939,600	922,400
Non-cash portion of Other income		-	(147,500)	-
Provision for site restoration	8	676,700	(568,600)	392,800
Accretion of asset retirement obligation	8	441,600	411,600	375,100
Changes in operating assets and liabilities:
(Increase) decrease in inventories		(349,600)	752,800	(4,001,000)
Decrease in prepaid and other assets		1,318,700	1,307,300	2,807,500
(Decrease) increase in accounts payable and accrued liabilities		(1,643,800)	2,378,800	(118,600)
ARO settlements	8	(358,600)	(370,800)	(1,172,600)
Total adjustments		14,717,000	57,926,700	6,704,500

Net cash and cash equivalents (used in) provided by operating activities		(643,200)	8,307,100	13,590,500

Cash flows from investing activities:
Purchases and development of property and equipment		(6,939,500)	(26,410,800)	(21,705,700)
Capitalized loan interest		-	(1,185,600)	(2,161,400)
Preproduction gold sales		-	6,532,400	1,353,100
Additions of stripping activity assets		(1,108,700)	(3,187,500)	(540,500)
Proceeds from insurance settlement	19	-	368,800	435,800
Decrease in restricted cash	5	3,400	645,000	391,000
Proceeds from sale of investments available-for-sale		141,000	42,100	833,600
Proceeds from sale of property and equipment		11,387,300	736,600	135,800
Net cash and cash equivalents provided by (used in) investing activities		3,483,500	(22,459,000)	(21,258,300)

Cash flows from financing activities:
Options exercised		-	31,400	337,400
Warrants exercised		-	-	5,960,100
Stock issuance net of transaction costs		1,826,700	5,294,700	16,330,500
Loan funding net of discount		21,304,900	-	-
Repayments of notes payable	9	(21,982,300)	(3,681,600)	(1,083,100)
Repayments of gold bonds		-	(3,625,000)	(3,625,000)
Repayments of finance lease obligations	10	(2,599,300)	(2,252,900)	(865,800)

Net cash and cash equivalents (used in) provided by financing activities		(1,450,000)	(4,233,400)	17,054,100

Effect of exchange rate changes on cash and cash equivalents		(18,000)	(167,700)	(6,500)
Net increase (decrease) in cash and cash equivalents		1,372,300	(18,553,000)	9,379,800
Cash and cash equivalents, beginning of year		789,900	19,342,900	9,963,100

Cash and cash equivalents, end of year		$2,162,200	$789,900	$19,342,900

The accompanying notes are an integral part of these consolidated financial statements.

7

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

Reported in US Dollars

For the Years Ended December 31,

		2014	2013	2012
Supplemental disclosures of cash flow information:

1.	Interest paid	$2,953,600	$2,417,700	$2,772,500

Supplemental disclosures of noncash activity:

1.	Finance leases for mining equipment	$439,300	$4,873,800	$1,719,400

2.	Finance leases refinanced as notes payable	$(519,900)	$-	$-

3.	Notes payable for refinanced finance leases	$567,100	$-	$-

4.	Notes payable for mining equipment	$1,557,600	$929,100	$1,527,600

5.	Marketable securities received for option payments and property	$-	$147,500	$144,900

6.	Change in capitalized property and equipment included in accounts payable	$176,800	$(25,300)	$205,200

The accompanying notes are an integral part of these consolidated financial statements.

8

ATNA RESOURCES LTD.

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations:

Atna Resources Ltd. was incorporated in British Columbia in 1984. The corporate-management office is located in Golden, Colorado. References to “Atna Resources,” “Atna,” and the “Company,” all mean Atna Resources Ltd. inclusive of all the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires.

The Company is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of developing and operating precious-metal mines in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint arrangements with other companies.

The Company is operating the Briggs open pit mine. Briggs is located in southeastern California and commenced commercial gold production in July 2009. Briggs produced and sold approximately 30,900 ounces of gold during 2014, at an average gold price of $1,260 per ounce.

Mining re-commenced at the Pinson Underground mine, located in north-central Nevada, in June 2014, utilizing mine workings previously developed and one contract-crew. Production from the Pinson Underground increased in the first quarter of 2015 and will be ramped-up further through 2015. Approximately, 9,010 tons of gold ore, containing 3,620 ounces of gold, were mined at Pinson Underground in the third and fourth quarters of 2014. A total of 1,945 ounces of gold were sold at an average price of $1,240 per ounce. On October 17, 2014, Atna filed its Technical Report that provided an updated resource estimate and mine plan for its Pinson Underground Project. Atna has subsequently announced positive results for tests in Pinson Underground using lower-cost long-hole mining techniques, new ore sales agreements with Newmont Gold Corporation, improvements in gold recoveries from sulfide ores, and the addition of a second operating crew under a productivity-based contract.

The Pinson NI 43-101 Technical Report filed on October 17, 2014 also conveyed the positive results of a pre-feasibility study for the Mag Pit project, on private property at Pinson. The Mag Pit project is a development-stage project for which the Company will seek an operating permit from the State of Nevada.

Development properties include the Columbia gold project located near Lincoln, Montana. No work other than environmental baseline data collection is presently underway at the Columbia gold project. Additional work to determine the feasibility of the Columbia gold project is required.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Ongoing work consists of the monitoring and treatment of water.

As of December 31, 2014, the Company had net working capital (current assets less current liabilities) of $12.1 million and total assets of $96.2 million. The Company is focused on generating cash by taking advantage of past investments in mine development and the recovery of in-process gold inventories, while embracing technical and contractual changes to its operations to reduce operating costs. This focus includes ramping-up gold production at the Pinson Underground mine and recovering in-process gold inventory from the leach pad and plants at the Briggs mine.

9

2.	Accounting policies:

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved for issue on March 13, 2015, by the Board of Directors.

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its consolidated subsidiaries. Atna’s wholly-owned subsidiaries during the reported periods were: Canyon Resources Corporation (“Canyon”); Atna Resources, Inc. (“Pinson”); CR Briggs Corporation (“Briggs”); CR Reward Corporation (“Reward”); CR Kendall Corporation (“Kendall”); Canyon Resources (“Jersey”) Inc.; Horizon Wyoming Uranium Inc., and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise significant control over the decisions of the entity through voting rights or other agreements.

CR Reward Corporation was sold to a third party in November of 2014. See Note 22.

Jersey was dissolved in the first quarter of 2014. Jersey held and serviced the gold bonds issued in 2009 and retired in 2013. General and administrative expenses incurred by Jersey in 2014 were $10,400. Jersey’s general and administrative expenses in 2013 and 2012 were each less than $0.1 million.

Joint Arrangements: A joint arrangement is a business agreement between parties to develop or operate a specific project or business for the mutual benefit of the parties; sharing in investments, profits, and risks. The parties to the joint arrangement exercise joint control, based on the terms of the agreement, over the entity (a “joint venture”) or over assets and obligations (a “joint operation”). Joint ventures are accounted for using the equity method of accounting. Joint operations recognize assets, liabilities, revenues and expenses in relation to their interests in the joint operation.

Segment Reporting

The Company currently operates as one business segment. Management currently makes strategic decisions based on the consolidated results of the Company. The Company has two operating mines which provide the operating cash flows for sustaining the Company’s other operations.

Management estimates, assumptions, and judgments

Management is required to make estimates and judgments that affect the amounts reported in the Company’s consolidated financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates and judgments in future periods could be significant.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments and reversal of previously recognized impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; costs to complete in-process inventories; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets; asset depreciation and amortization rates; and provisions for legal cases and governmental penalties.

10

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include: capitalization and impairment of exploration, technical and feasibility studies, development expenditures, and other long-term asset expenditures; recognition of deferred tax assets; the determination of contingent liabilities; determination of commencement of commercial production; classification of financial instruments; determination of functional currencies and foreign exchange gains and losses within income; and timing of revenue recognition.

Prior period reclassifications

Certain prior period items have been reclassified in the consolidated financial statements to conform to the current presentation. These reclassifications have been deemed immaterial to the presentation.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Amounts approximate fair value based on the short-term maturity of the instruments.

Trade Receivables

Trade receivables include amounts due for Pinson ores sold to third-parties and for the gold content of Briggs processing-slag sold to a third-party refinery. Carrying amounts are due in 30 days or less.

Inventories

Inventory includes recoverable and payable gold in stockpiled ores, in ores being processed on a leach pad, in the processing plant, at third-party processing plants, and at a third-party refinery. The Company’s inventories are recorded at the lower of weighted average cost or net realizable value less estimated costs of completion. The weighted average cost of all gold inventories include direct production costs, applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in inventory.

Adjustments to net realizable value are reported as current period costs, i.e., to expense if for a commercial operation and to capital, if for a project under development. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost of the inventory or current net realizable value less estimated costs of completion. Due to the change in the weighted average cost resident in inventory, the value of the reversal may differ to that of the write-down.

Recoverable gold ounces are calculated by multiplying the estimated future recovery rate by the contained ounces of gold. When inventory is to be processed by a third-party, payable gold ounces are calculated by multiplying the estimated future payable-rate by the contained ounces of gold. The payable-rate is the contractual percentage of gold due to the Company from the processor, net of any recovery-loss and net of the contractual fee earned by the processor.

Ore stockpiled represents mined gold ores that are awaiting sale or processing, either onsite at a Company owned process facility or offsite at a third-party processing facility. Gold ore that is currently being treated on a leach pad and in processing plants represents in-process inventory. Doré bars at processing plants and refineries and refined gold represent finished goods inventory. Contained recoverable and payable gold ounces are saleable as ore, doré, or refined gold, and in all cases are removed from inventory when title passes to a buyer.

11

Supply inventories consist mostly of equipment parts, fuel, lubricants, and reagents to be consumed in mining and ore processing activities. Supply inventories are presented separately within current assets.

Exploration and property-maintenance expenditures

Exploration relates to locating, evaluating, and defining what may develop into mineral resources. Exploration drilling and related modeling and technical studies are expensed unless management determines that such work has a reasonable probability of producing future economic benefits. Facts and circumstances for each exploration program and study are used to determine whether exploration expenditures are to be capitalized. Principal reliance has been placed in past cases upon whether the exploration was within the same general vicinity as proven and probable reserves and upon whether the exploration expenditures related principally to a feasibility or geological study expected to have a positive outcome. Our assessment of probability has been based on the following factors, among others: the results of pre-feasibility studies and scoping studies assessing the economic potential of the mineral resource; results from previous drilling programs; results of geological modeling; the proximity to mineral trends or other resources or reserves; and the extent to which ore-grades, ore-characteristics, and deposit-boundaries are being clarified and further defined by such work. Capitalized exploration would be classified as an investing activity in the statement of cash flows. Note 20 addresses exploration and property-maintenance expenditures.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development. Property acquisition costs and drilling and assessment costs to develop mineral resources and reserves within existing mine areas are classified as development costs and capitalized. Such capitalized development costs include: infill drilling and sampling; detailed geological and geo-statistical modeling; and positive feasibility studies. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

When a new mine is developed and first commences operations, operating costs and any revenues are also capitalized as development until ‘commercial production’ levels are achieved. Criteria considered in judging whether a mine is capable of operating in the manner intended by management and whether a mine has attained ‘commercial production’, include, but are not limited to, the following:

•	the unique nature and complexity of each project;
•	whether all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	the completion of a reasonable period of testing of equipment and productive processes;
•	whether the mine or processing facilities have reached and can sustain a pre-determined percentage of productive capacity;
•	mineral extraction and mineral recoveries are at or near the expected production levels;
•	the ability to sustain ongoing production, both functionally and economically, typically judged by achieving pre-determined productivity targets; and
•	the ability to produce minerals in saleable form, meeting quality or concentrate specifications.

Development, including deferred stripping for an open pit mine and primary ramp and access development in an underground mine, is depreciated using the units-of-production (“UOP”) method. Development assets are depreciated over the tons of ore mined relative to the tons of ore reserves or over the ounces of gold produced relative to the recoverable ounces of gold reserves, as deemed most appropriate in the circumstances. Depreciation does not commence until commercial production is achieved by the related mining asset. Depreciation is calculated based on asset values net of any impairment.

12

Deferred Stripping Costs for Open Pit Mines: The costs of removing barren waste rock during the pre-production phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests. Related cash flows are included in investing activities.

Stripping Activity Assets for Open Pit Mines: The costs of removing barren waste rock during the production phase of mining are included in the costs of inventory produced in the period in which they are incurred, except when three conditions are met: (1) it is probable that the stripping activity will have a future economic benefit, (2) the component of an ore body for which access has been improved has been identified, and (3) the costs related to the improved access to that component can be measured reliably. Costs meeting these three criteria are capitalized as “stripping activity assets.” Stripping activity assets are amortized using the UOP method, based on the estimated ore tons contained in the newly benefited area, usually a lower section of a specific pit. This amortization of stripping activity assets is assigned to inventory and flows though cost of sales as a cash operating cost as the inventory is relieved. Cash outflows related to stripping activity assets are included in investing activities.

Impairment evaluations

Producing mines, development and property costs, capitalized exploration, intangible assets and any other significant non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The CGU’s have been determined to be each mine and project, so long as each is operationally independent of the others. The recoverable amount is the higher of an asset’s estimated fair value less selling costs and estimated value-in-use. The value-in-use is the present value of the expected future cash flows of the CGU. Impairment is recognized in the statement of operations in the amount that the asset’s net carrying cost exceeds its estimated recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result. See Note 4 regarding impairments recognized.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred and net of amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Asset retirement obligations

Asset retirement obligations (“AROs”) are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation cash outflows. The discount rate is updated annually at the reporting date to an estimated current market-based rate considering the timing and risks specific to the liability. The estimated future costs are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the liability. When the liability is increased, an asset is also recognized if the related disturbances have a future benefit. If the liability is increased for a property that is already closed or if the related disturbance is not expected to have a future benefit, an expense provision is recognized. If the liability is decreased for a property that is already closed or for a property that has been fully depreciated, then an income recovery provision is recognized.

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Financial instruments and the fair value hierarchy

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading or held-for-sale financial instruments are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. To date, the Company has not designated its derivative contracts as hedges and therefore has not employed hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, assumptions and judgments are required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of December 31:

			2014		2013
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$2,162,200	$2,162,200	$789,900	$789,900
Restricted cash	Loans and receivable	1	4,316,000	4,316,000	4,319,400	4,319,400
Total financial assets			$6,478,200	$6,478,200	$5,109,300	$5,109,300

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	N/A	$5,298,000	$5,298,000	$7,196,300	$7,196,300
Notes payable	At amortized cost	2	21,483,600	20,636,500	19,006,900	19,006,900
Finance leases	At amortized cost	N/A	3,162,900	3,162,900	5,842,800	5,842,800
Total financial liabilities			$29,944,500	$29,097,400	$32,046,000	$32,046,000

The value of warrants issued by the Company is a non-recurring fair value estimate determined using Level 3 inputs.

In 2014, as described in Notes 9 and 13, the Company issued 10,000,000 common-share purchase-warrants with an exercise price of C$0.25 per common share for a three-year term in conjunction with a debt financing. The warrants were determined to have a non-recurring fair value of $0.5 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 60 percent, and a risk-free rate of 1.21 percent. In November 2014, all of the 10,000,000 warrants were cancelled, without further accounting recognition.

Also in 2014, as described in Note 13, the Company issued 15,380,000 common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term in conjunction with a private placement of stock. The warrants were determined to have a non-recurring fair value of $0.9 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 53.4%, and a risk-free rate of .98 percent. In November 2014, 9,453,991 of these warrants were cancelled, without further accounting recognition.

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The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31:

	2014			2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$4,493,800	$-	$-	$3,721,300

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and estimated future inflation to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates. See Note 8 for additional information and the ARO roll-forward.

Revenue recognition

Revenues are recognized when title and risk of ownership pass to the buyer, which is determined by contract; the price is fixed or determinable; and collection is reasonably assured.

Briggs produces gold and silver in doré form and ships the doré to a refinery for further processing, after which the refined gold and silver are sold. For a financing fee, Briggs can sell the precious metals immediately after acceptance by the refinery.

Pinson Underground sales of gold ore in 2014 were recognized upon delivery to the buyer, and such sales were recognized as operating revenues. All Pinson Underground sales in 2013 and 2012 were transacted while Pinson was in development and hence were capitalized as an offset to development expenditures.

Share based compensation

Under the Company’s Stock Option Plan and Restricted Share Unit Plan (see Note 14), common shares and common share options may be granted to executives, employees, consultants and directors. Share-based compensation is recorded as a general and administrative expense with a corresponding increase in Contributed surplus.

Share-based compensation expense is based on the fair value of the shares and options at the time of grant, adjusted for estimated future forfeitures based on historical data. Share-based compensation expense is recognized over the estimated vesting periods of the respective securities. The expense is adjusted quarterly based on actual forfeitures. Consideration paid to the Company upon exercise of options is credited to Share capital.

Income Taxes

Income taxes comprise the provision for or recovery of taxes paid and payable in the future. Deferred income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. Estimated future income tax assets are adjusted to amounts that are judged more likely than not to be realized.

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Foreign currency translation

The Company operates primarily in the US. The functional currency of the Company’s US subsidiaries is USD and the functional currency of Atna Resources Ltd. is CAD. As such, foreign currency translation for financial reporting purposes is only required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to US dollars at the rate of exchange prevailing at the balance sheet date. Equity is translated at historic rates. Revenue and expense items are translated at the average rate of exchange during the period. The resulting translation gains or losses are normally included as a separate component of other comprehensive (loss) income. See Note 21 regarding realization of a translation gain upon settlement of loans denominated in CAD in 2014.

Financial Accounting Standards that may impact the Company

IFRS 15 – Revenue from Contracts with Customers – On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. This Standard outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers. It supersedes current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations. The key principle of this Standard is that an entity will recognize revenue when it transfers promised goods or services to customers for an amount that reflects its expected consideration. The Standard introduces far more prescriptive and detailed implementation guidance than was included in IAS 18, IAS 11 and the related interpretations. The effective date for the Standard is for reporting periods beginning on or after 1 January 2017, with earlier adoption permitted. The Company is currently assessing the impact, if any, of the new Standard.

3.	Gold inventories:

Gold inventories are carried at the lower of weighted average fully-burdened cost or net realizable value less estimated costs of completion. The weighted-average fully-burdened cost is a measure inclusive of depreciation, stripping amortization, and other non-cash costs, consistent with IFRS. The lower of fully-burdened cost or net-realizable-value adjustment is a non-cash revaluation determined by comparing the then current market price of gold to an estimated fully-burdened weighted average cost to complete the inventory for sale. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost-to-complete the inventory or current net realizable value, and due to changes in the updated valuations, the absolute value of the reversal may differ to that of the write-down. Estimated fair values as of December 31, 2014 and 2013 were based on Level 3 inputs described above within the fair-value hierarchy.

In 2014, inventory-valuation write-downs to estimated realizable value less estimated costs-to-complete, net of recoveries, totaled $4.15 million. At December 30, 2014, the London pm fix price was $1,206 per ounce of gold, and as Briggs’ and Pinson’s weighted average costs per ounce were greater than this estimated net realizable value less costs of completion, a $3.0 million write-down (included in the $4.15 million figure for the year) was recognized in the fourth quarter. Cumulatively at December 31, 2014, a $3.8 million valuation allowance remains within inventory, with $0.1 million of prior write-downs having been reversed and $2.1 million having flowed through cost of sales as a reduction in depreciation expense in 2014.

In 2013, inventory-valuation write-downs to estimated realizable value less estimated costs-to-complete, net of recoveries, totaled $2.6 million. Of this amount, $0.8 million flowed through cost of sales as a reduction in depreciation expense prior to the reversal of the originating valuation allowances. At December 30, 2013, the London p.m. fix price was $1,205 per ounce of gold, and as Briggs’ weighted average cost per ounce was greater than this estimated net realizable value less estimated cost of completion, a $1.8 million write-down in the value of the inventory was recognized at that time. This $1.8 million write-down of inventories on hand at year-end plus the $0.8 million net write-down carried forward from prior quarters equals the $2.6 million expense recognized on the Statement of Operations in 2013, but only the $1.8 million valuation allowance resided within inventory on hand at December 31, 2013.

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Gold inventories consisted of the following as of December 31:

	2014	2013
Ore stockpile - Briggs	$1,210,900	$884,700
Ore stockpile - Pinson	692,600	-
Leach pad - Briggs	13,381,600	12,636,500
Process plant - Briggs and refinery	5,925,900	5,792,900
Net realizable value adjustment remaining in inventory	(3,828,300)	(1,830,100)
Total gold inventories	$17,382,700	$17,484,000

4.	Property, plant, mine development, and mineral interests, net, as of December 31:

		2014
			Accumulated
	Depreciation	Asset Value	Depreciation &	Net Book
	Method	at Cost	Impairment	Value
Buildings and equipment	1 - 5 Years SL	$44,417,900	$29,597,500	$14,820,400
Mine development	UOP	26,413,900	9,881,300	16,532,600
Deferred stripping	UOP	3,947,400	3,061,700	885,700
Mineral interests	UOP	44,533,500	5,067,100	39,466,400
Asset retirement cost	UOP	340,300	8,800	331,500
Impairment Allowance for Mine Development		-	3,537,400	(3,537,400)
Impairment Allowance for Mineral Interests		-	2,332,900	(2,332,900)
		$119,653,000	$53,486,700	$66,166,300

		2013
			Accumulated
	Depreciation	Asset Value	Depreciation &	Net Book
	Method	at Cost	Impairment	Value
Buildings and equipment	1 - 5 Years SL	$43,430,100	$23,445,500	$19,984,600
Mine development	UOP	47,769,500	5,922,400	41,847,100
Deferred stripping	UOP	3,947,400	2,713,000	1,234,400
Mineral interests	UOP	56,125,200	4,210,500	51,914,700
Asset retirement cost	UOP	327,400	5,300	322,100
Impairment Allowance for Mine Development		-	30,680,300	(30,680,300)
Impairment Allowance for Mineral Interests		-	2,409,800	(2,409,800)
		$151,599,600	$69,386,800	$82,212,800

The decrease in net book value of mineral interests from $51.9 million as of December 31, 2013 to $39.5 million as of December 31, 2014 was due primarily to the sale of CR Reward Corporation, please see Note 22. In the table above, the $27.3 million impairment / write-off recognized in 2013 (see “Impairment Allowances for and Write-offs of Non-Current Assets” below) and included in “Impairment Allowance for Mine Development” at December 31, 2013 was netted with and reduced related “Asset Value at Cost”, “Accumulated Depreciation”, and “Impairment Allowance for Mine Development” at December 31, 2014.

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A roll-forward of property, plant, mine development, and mineral interests, net, for the twelve months ended December 31, 2014 follows.

	Briggs (a)	Pinson (b)	Reward (c)
Beginning balance, January 1, 2014	$25,608,900	$34,851,900	$11,132,700

Acquisition/development capitalized	8,225,000	518,100	10,700
Depreciation and amortization	(10,969,300)	(662,800)	-
Dispositions	(499,900)	(926,900)	(11,084,900)
Impairments	(185,200)	-	-
ARO adjustments and effect of foreign exchange rates	-	71,300	(58,500)
Transfers	(113,900)	113,900	-
Net change in the period	(3,543,300)	(886,400)	(11,132,700)

Ending balance, December 31, 2014	$22,065,600	$33,965,500	$-

	Columbia (d)	Other (e)	Total
Beginning balance, January 1, 2014	$9,031,400	$1,587,900	$82,212,800

Acquisition/development capitalized	50,000	-	8,803,800
Depreciation and amortization	-	(43,600)	(11,675,700)
Dispositions	-	(565,900)	(13,077,600)
Impairments	-	75,500	(109,700)
ARO adjustments and effect of foreign exchange rates	-	(100)	12,700
Transfers	-	-	-
Net change in the period	50,000	(534,100)	(16,046,500)

Ending balance, December 31, 2014	$9,081,400	$1,053,800	$66,166,300

(a)	Briggs Mine, California:

Briggs is an operating gold mine located on the west side of the Panamint Range near Death Valley, California. Briggs commenced commercial production in July 2009. Briggs is not subject to any royalties. Four satellite properties located approximately four miles north of Briggs are included with Briggs in the table above. These satellite properties are known as the Cecil R, Jackson, Mineral Hill, and Suitcase.

(b)	Pinson Underground and Mag Pit projects, Nevada:

The Pinson property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt where it intersects the north end of the Battle Mountain-Eureka trend. The property includes two projects, the Pinson Underground project and the Mag Pit project on private property. Pinson is subject to net smelter return (“NSR”) royalties to third-parties. The royalties vary by parcel, but average approximately six percent for Pinson Underground and three to six percent for the Mag Pit.

Mining re-commenced at the Pinson Underground mine in June 2014, the mine having been on care and maintenance since June 2013. An updated resource study, long-term underground mine plan, and a positive pre-feasibility study supporting development of the Mag Pit project were announced in September 2014 and released in October 2014. Pinson Underground mining activities and development are being advanced. Active development of the Mag Pit project is dependent on the permitting process.

(c)	Reward Project, Nevada:

In November 2014, the Company sold the Reward Project (See Note 22).

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(d)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Columbia is held for future development. The Company commenced data collection for a feasibility study in mid-2012, and continued work on a feasibility study will be necessary in future periods. The patented claims are subject to NSR royalties that range from zero percent to six percent.

(e)	Other Properties and Kendall, a property under reclamation:

Clover Property, Nevada: In November 2014, the Company sold the Clover Property (See Note 22).

Mineral Rights, Montana: The Company owns a package of approximately 830,000 acres of widely distributed fee mineral rights in the western part of the state of Montana. The capitalized basis of these properties was $1.0 million and $1.3 million, respectively at the end of 2014 and 2013.

Bluebird Prospect, Montana: The Company owns a 100 percent interest in 6 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 miles southwest of the town of Phillipsburg, Montana. The Blue Bird Prospect was initially acquired by the Company in January 2013 by claim-staking. The capitalized basis of the property is $0 at the end of 2014 and 2013.

Sand Creek Uranium Joint Arrangement, Wyoming: The capitalized basis of this property was less than $0.1 million at the end of 2014 and 2013. In August 2006, the Company and Uranium One Exploration USA Inc, (“Uranium One”) formed the Sand Creek Joint Venture (“Sand Creek JV”). This is a “joint operation” and not a “joint venture” as defined by IFRS. The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement, which was amended in later periods (“the Supplemental Agreement”). Under the Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 2015 to increase its interest in the project from 30 percent to 51 percent. The Company does not control the timing of future drilling operations under the terms of the Sand Creek Supplemental Agreement. As of December 31, 2014, Uranium One reports having spent $1.4 million of the $1.6 million, and having increased their interest to 40.4 percent. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective expenditures or the 51/49 percent stipulated interest, respectively.

Canadian Properties, Yukon and British Columbia: The capitalized basis of these properties is less than $0.1 million at the end of 2014 and 2013. The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:VG) controlling 34.4 percent. The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. These two properties are available for joint venture.

CR Kendall Lands, Montana: The Company owns approximately 407 acres of fee simple lands located at Kendall near Lewistown, Montana. The capitalized basis of the property was less than $0.1 million at the end of 2014 and 2013.

On April 24, 2013, an Agreement was signed selling the Uduk Lake gold prospect to Canarc Resource Corp. (“CCM”) in exchange for 1.5 million shares of CCM and a retained NSR royalty of three percent. The Uduk claims are located in the Windfall Hills area, 65 kilometers south of Burns Lake, British Columbia.

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Impairment Allowances for and Write-offs of Non-Current Assets:

In 2014 and 2013, triggering events prompted impairment evaluations. Accounting for the impairment of non-current assets requires that we estimate the fair value less cost of disposal of non-current assets. Significant judgments and assumptions are required including the selection of valuation methods. The following factors, among others, affect the fair value of exploration properties and mineral resources: the size of the estimated resource, the estimated grade of the ore, the degree of infrastructure already present, the degree to which development has already occurred, the potential for positive findings from additional exploration, and gold price-trends. Net asset values for other gold mining companies, recent market prices for exploration properties and resources, and recent inquiries and offers for properties were some of the inputs considered.

Upon the depletion of the Goldtooth Pit at Briggs in the fourth quarter of 2014, the Company impaired the residual book-value of the related non-current assets by $1.0 million. The impairment included $0.8 million of residual stripping activity assets and $0.2 million of development costs and mineral interests. As resources remain under the Goldtooth Pit, if conditions warrant, the impairment allowance may be reversed in the future.

In 2013, an impairment loss for non-current assets of $33.1 million was recognized. This impairment included the write-off of $27.3 million of non-current assets and $5.8 million of impairment allowances that may be reversed in the future, if conditions or underlying assumptions change. No impairment losses or reversals of impairment losses had been recognized prior to 2013. In 2014, $0.1 million of the 2013 impairment allowance was reversed when a portion of land at the Kendall property was sold. Estimated fair values as of December 31, 2014 and 2013 were based on Level 3 inputs within the fair-value hierarchy, except that Level 2 inputs were also used in evaluating the fair values of the Montana mineral rights and Pinson resources. The table below describes the impairments in 2013 by property.

Property	Type	2013 Impairment / Write-Off ($000's)	2013 Impairment Allowance ($000's)	Adjusted Book Value at Dec. 31, 2013 (000's)	Events and Circumstances
Douglas Uranium, Wyoming	Exploration property	$-	$1,007	$1	Footnote 1
Suitcase/Mineral Hill, California	Exploration property	-	29	1	Footnote 2
Jackson, California	Exploration property	-	29	1	Footnote 2
Ecstall, British Columbia	Exploration property	-	19	1	Footnote 2
Kendall Lands, Montana	Land @ mine in reclamation	-	512	1	Footnote 3
Montana Mineral Rights	Mineral rights	-	815	1,300	Footnote 4
Capitalized Interest, Pinson, NV	Cap. Int. for general project	-	3,352	-	Footnote 5
Excess cost, Pinson, NV	Excess mining costs	27,327	-	-	Footnote 6
Total		$27,327	$5,763	$1,305

Footnotes to this table:

1. Poor uranium market and little recent exploration activity.

2. Poor potential for development and inadequate gold price/market.

3. Acreage has value, but a limited market exists for the land.

4. $300K sale was pending and later completed. Last offer of $1.0 MM for remaining rights.

5. Future benefit of capitalized interest was in doubt.

6. Wrote-off excess mining costs incurred during development that were not expected to have a future benefit.

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5.	Restricted cash and marketable securities held in surety:

Restricted cash and marketable securities to bond and provide surety deposits meeting regulatory obligations consist of the following as of December 31:

	2014	2013
Kendall reclamation property (a)	$2,417,500	$2,417,500
Briggs mine (b)	1,332,100	1,331,100
Columbia property (b)	21,000	21,000
Reward project (b)	282,700	282,700
Pinson (b)	235,300	235,300
Other properties	27,400	31,800
Total restricted cash - Non-current	$4,316,000	$4,319,400

(a) $2.3 million is held directly by the Montana Department of Environmental Quality (“MDEQ”), and $0.1 million is held in a bank trust benefiting a surety.

(b) Held in bank trusts benefiting sureties and/or Inyo County, California. Trustees may invest funds in US Treasury instruments and certificates of deposit.

As described in Note 22, the Reward and Clover (within “Other” in the table above) properties were sold in November 2014, however at December 31, 2014, collateral deposits, totaling $310,000 and related to the Reward and Clover bonds, had not yet been released to the Company. Release is expected to occur when the buyer of the properties completes the replacement of the subject bonds with the appropriate authorities.

6.	Stripping Activity Assets:

This note addresses the costs of removing waste rock during the production phase of mining from within existing pits and is distinguished from deferred stripping to remove overburden from new pits during development. Please see Note 2 regarding the accounting treatments, but a principal difference is that amortization of stripping activity assets flows through cost of sales as a cash operating cost as inventory is sold instead of flowing through depreciation and amortization as does the amortization of deferred stripping and other development costs. Stripping activity assets are amortized using the UOP amortization method based on the life of the applicable pit.

The following schedule provides a roll-forward of the carrying values for production stripping costs for the twelve months ended December 31:

	2014	2013
Balance, beginning of the period	$5,425,700	$3,334,600
Stripping activity assets added	1,108,700	3,187,500
Amortization	(1,752,100)	(1,096,400)
Impairment	(825,600)	-
Balance, end of the period	$3,956,700	$5,425,700

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7.	Derivatives:

The unrealized loss in 2014 resulted from mark-to-market adjustments for ounces sold forward as of the quarter ends. There were no ounces sold forward as of December 31, 2014. The 2009 Gold Bonds, retired in December 2013, included embedded derivatives that gave rise to the noted realized and unrealized gains and losses in 2013 and 2012.

	Twelve months ended December 31,
	2014	2013	2012
Realized (loss) on derivative	$-	$(197,000)	$(1,865,300)
Unrealized gain (loss) on derivative	$(14,500)	$1,080,800	$1,111,700

8.	Asset retirement obligations (ARO):

An ARO is estimated to be the discounted present value of the estimated future costs required to remediate environmental disturbances. Included in this liability are the estimated costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring and water treatment. While the majority of these costs will be incurred near the end of the mines’ lives, certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2014 were based on a discount rate of 10.0 percent and a cost inflation index of 1.32 percent. The liabilities determined at year-end 2013 were based on a discount rate of 12.0 percent and a cost inflation index of 1.5 percent. The schedule for payments to settle the ARO liabilities currently runs through 2030.

Kendall has been closed and is engaged in remediation activities. The Kendall ARO of $1.2 million represents the estimated costs for maintenance of a water treatment system and costs to maintain the property during the reclamation period.

The following provides a roll-forward of AROs for all properties for the indicated periods ended December 31.

	2014	2013
Balance, beginning of the period	$3,721,300	$4,582,200
Settlements	(358,600)	(370,800)
Accretion expense	441,600	411,600
Change in estimate	689,500	(901,700)
Balance, end of the period	4,493,800	3,721,300
Less: asset retirement obligations - current	868,600	427,400

Asset retirement obligations - non-current	$3,625,200	$3,293,900

The “Change in estimate” of $0.7 million in 2014 resulted primarily from an updated time table for reclamation work at Briggs and estimated additional costs at Kendall for maintenance of a water treatment system, partially offset by the removal of the Reward ARO due to the sale of that property. The table below breaks out the change in estimate by property and between change in ARO asset value and the amount reflected in the provision for site restoration line on the consolidated statement of operations for the years ended December 31, 2014 and 2013, respectively.

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Summary of Asset Retirement Obligations Change in Estimate by Property:

	2014			2013
	ARO Asset	Provision for Site Restoration	Total Change in Estimate	ARO Asset	Provision for Site Restoration	Total Change in Estimate
Kendall Mine	$-	$469,400	$469,400	$-	$(47,200)	$(47,200)
Briggs Mine	-	275,600	275,600	(418,300)	(534,000)	(952,300)
Pinson Project	71,400	-	71,400	153,800	-	153,800
Columbia Project	-	(26,200)	(26,200)	-	12,600	12,600
Reward Project	(58,600)	(42,100)	(100,700)	(68,600)	-	(68,600)

Total	$12,800	$676,700	$689,500	$(333,100)	$(568,600)	$(901,700)

Future estimated undiscounted cash outflows required to settle AROs for all properties follow.

Anticipated spending per year (undiscounted):
2015	$955,500
2016	217,000
2017	426,700
2018	797,700
2019	2,171,600
Thereafter	2,441,300

Total	$7,009,800

Asset retirement obligations are initially capitalized, when deemed to have a future benefit, as part of the cost of the related project, then depreciated and adjusted. Net ARO assets are summarized below.

Asset Retirement Obligations Capitalized by Property (net of depreciation):

	December 31,	December 31,
	2014	2013
Reward Project	$-	$58,500
Pinson	331,500	263,700

Total	$331,500	$322,200

ARO liabilities are summarized in the table below.

Summary of Asset Retirement Obligations by Property:

	December 31,	December 31,
	2014	2013
Kendall Mine	$1,206,300	$978,200
Briggs Mine	2,414,200	1,909,500
Pinson Project	826,400	674,100
Columbia Project	46,900	68,000
Reward Project	-	91,500

Total	$4,493,800	$3,721,300

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9.	Notes payable:

The following provides a roll-forward of notes payable in the last two years.

	2014	2013
Balance, beginning of the period	$19,006,900	$22,511,300
Principal payments	(21,982,300)	(3,681,600)
Notes issued	23,557,600	937,100
Transaction costs for Waterton note	(2,295,900)	-
Transaction costs payable, non-current	1,100,000	-
Discount paid for Sprott amendment fee	-	(1,533,200)
Write-off of discount paid to Sprott	-	1,054,700
Amortization and accretion of discounts	1,479,400	882,700
Replacement of equipment leases with notes	567,100	-
Foreign exchange effect	(796,300)	(1,164,100)
Balance, end of the period	20,636,500	19,006,900
Less: notes payable - current	1,830,500	17,576,500

Notes payable - non-current	$18,806,000	$1,430,400

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (“2009 Gold Bonds”). The 2009 Gold Bonds required quarterly payments through December 21, 2013; each quarter’s payment being equivalent to the market value of 814 ounces of gold based on a closing gold price ten-trading-days prior to the end of each quarter. Interest at a 10 percent annual rate was payable quarterly on the declining balance. The following provides a roll-forward of the Gold Bonds and related discounts for the twelve months ended December 31, 2013.

		Discounts
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, December 31, 2012	$3,625,000	$(82,500)	$(47,700)	$3,494,800
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	82,500	47,700	130,200
Balance, December 31, 2013	$-	$-	$-	-
Less: gold bonds - current				-
Gold bonds - non-current				$-

In August 2011, the Company issued a C$20 million note to Sprott Resource Lending Partnership (“Sprott”) to finance the acquisition and initial development of Pinson. The term of this facility was for one year with an optional one-year extension based on meeting certain criteria and at Sprott’s discretion. Amendments in February 2012, March 2013, and October 2013 extended the term of the agreement and modified terms, security and covenants.

24

In January 2014, the Company prepaid and retired the note with Sprott via a refinancing with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). The balance of capitalized transaction costs associated with the Sprott note was written-off in December 2013. A roll-forward for the Sprott credit facility follows for the 2014 and 2013 years.

		Transaction
	Sprott Note	Costs	Total
Balance, December 31, 2012	$20,102,500	$(465,100)	$19,637,400

Discount for Sprott amendment fee	-	(1,533,200)	(1,533,200)
Principal Payments	(2,449,700)	-	(2,449,700)
Amortization of discount	-	882,700	882,700
Write-off of remaining discount	-	1,054,700	1,054,700
Foreign exchange effect	(1,225,000)	60,900	(1,164,100)
Balance, December 31, 2013	$16,427,800	$-	$16,427,800

Principal Payments upon refinancing	(15,631,500)	-	(15,631,500)
Foreign exchange effect	(796,300)	-	(796,300)
Balance, January 31, 2014 & December 31, 2014	$-	$-	$-

On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Agreement”) with Waterton. The Company used this new credit facility to pay the current liability due to Sprott of approximately C$18.1 million and to pay termination fees due Sprott and the balance of the new facility was used for general working capital purposes including a reduction in trade payables.

Under the terms of the Agreement, the credit facility is a non-revolving, senior secured facility, that bears interest at a coupon rate of 10% per annum and matures on the earlier of (i) January 31, 2016 (or if the facility has been accelerated in the event of a default, the date on which Waterton demands repayment), and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5% of the credit facility, and (ii) if the payment date occurs on or after the first anniversary of the date of the Agreement, the Company will pay an additional cash fee equal to 5% of the credit facility less any prepayments made during the first 12 months of the Agreement. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of $440,000 and, after receipt of approval from the TSX, issued to Waterton 10,000,000 common-share purchase-warrants (the “Lender Warrants”). Each Lender Warrant entitled Waterton to acquire one common share of the Company at an exercise price of C$0.25 per common share for a period of three years following the issue date. These warrants were cancelled in November of 2014.

Certain assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, CR Reward Corporation, and Atna Resources Inc. were pledged as security under the Agreement. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. In November of 2014, Waterton consented to the sale of CR Reward Corp. to one of its subsidiaries, after separate negotiations with the Company.

The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee. $4.9 million of the debt was pre-paid in November 2014 upon the sale of the CR Reward Corp. The loan origination costs were capitalized and are being amortized over the minimum contractual life of the loan facility.

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A roll-forward for the Waterton credit facility follows for the year 2014. An accrued transaction fee of $1.1 million, the 5% fee earned upon origination but not payable until termination, is included with Notes payable, net.

		Transaction
	Waterton Note	Costs	Net
Issuance of Note in January 2014	$22,000,000	$(2,295,900)	$19,704,100
Principal Payments	(4,875,400)		(4,875,400)
Transaction cost payable, non-current	1,100,000	-	1,100,000
Amortization of discount	-	1,448,800	1,448,800
Balance, December 31, 2014	$18,224,600	$(847,100)	$17,377,500
Less: Current liability net of amortized transaction costs at December 31, 2014			$-

Waterton note - Non-current liability at December 31, 2014			$17,377,500

Interest expense and capitalized interest on Notes payable for the periods ended December 31, 2014, 2013 and 2012 follow.

	Twelve months ended December 31
	2014	2013	2012
Interest expense	$2,698,800	$803,800	$4,100
Amortization of debt transaction cost	1,448,800	500,600	-
Write-off Sprott debt transaction cost	-	1,054,700	-
Subtotal interest expense from Notes	$4,147,600	$2,359,100	$4,100

Interest expense capitalized to mine development:
Cash interest payments to lenders	$-	$876,000	$2,007,700
Amortization of Sprott debt transaction cost	-	382,100	764,600
	$-	$1,258,100	$2,772,300

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10.	Finance leases:

The following provides a roll-forward of finance leases as of:

	December 31	December 31
	2014	2013
Liability balance, beginning of the period	$5,842,800	$3,330,900
New leases	439,300	4,873,800
Payments applied to principal	(2,599,300)	(2,252,900)
Lease adjustments	-	(109,000)
Leases refinanced with notes	(519,900)	-
Balance, end of the period	3,162,900	5,842,800
Less: finance leases - current liability	1,685,100	2,136,100

Finance leases - non-current liability	$1,477,800	$3,706,700

Cost of leased assets	$8,227,600	$9,198,600
Accumulated depreciation for leased assets	$4,336,100	$3,203,400

Future minimum lease payments as of December 31, 2014 follow.

2015	$1,805,900
2016	1,403,500
2017	114,900
2018 and later years	-
Total minimum finance lease payments	$3,324,300
Less: Imputed interest	161,400

Present value of net minimum lease payments	$3,162,900

The weighted average interest rate on finance-lease balances as of December 31, 2014 is 4.9 percent, with the range of rates varying between 2.5 percent and 10.0 percent. Depreciation expense for equipment with financing leases and interest on finance lease obligations for the years ended December 31, 2014, 2013 and 2012 were:

	2014	2013	2012
Depreciation expense	$1,417,800	$1,402,000	$550,100
Interest expense	$184,800	$248,800	$3,700
Interest expense capitalized to mine development:	$-	$137,000	$102,800

11.	Income taxes:

The Company recognizes future tax assets and liabilities for each tax jurisdiction in which it operates based on the difference between the financial reporting and tax basis of assets and liabilities using the enacted tax rates expected to be in effect when the taxes are paid or recovered. The Company recognizes deferred tax assets when it is probable that sufficient future taxable profit will be available to utilize the asset.

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Tax recognized in net income or loss:

	2014	2013	2012
Current tax expense (recovery)	$2,600	$(299,200)	$98,100
Deferred tax expense	-	10,327,500	95,500
Income tax expense	$2,600	$10,028,300	$193,600

A reconciliation of expected income tax on net income at statutory rates with the actual expense (recovery) for income taxes is as follows.

	2014	2013	2012
(Loss) income before income taxes	$(15,357,600)	$(39,591,300)	$7,079,600
Statutory tax rate	0.35	0.35	0.35
Tax (recovery) expense at statutory rate	(5,375,200)	(13,856,900)	2,477,800

Foreign tax rates	100,700	190,300	147,400
State tax	(603,600)	(1,844,200)	40,500
Change in tax rates	133,000	(7,100)	(74,800)
Nondeductible share-based compensation	83,800	182,000	105,100
Excess percentage depletion	(100,900)	(639,500)	(1,584,600)
Recognition of previously unrecognized tax losses	-	-	(2,792,100)
Losses for which no deferred tax asset recognized	7,705,900	25,371,800	-
Expiration of net operating losses	124,300	319,400	1,906,100
Marketable equity securities	64,100	-	-
Mineral property basis adjustment to tax basis	(2,212,000)	-	-
Other	82,500	312,500	(31,800)

Income tax expense (recovery)	$2,600	$10,028,300	$193,600

Recognized deferred tax assets and liabilities:

There were no deferred tax assets and liabilities as of December 31, 2014 and 2013. Until the timing and magnitude of future taxable profits becomes clearer, the Company determined that there is not a sufficient probability that future taxable profits will be available to utilize tax loss carryforwards and deductible temporary differences. Loss carryforwards have extended carryforward-periods that do not commence expiry until 2018. During 2013, the Company updated and recognized reductions of $10.3 million in its deferred tax assets attributable to its US net operating loss carryforwards and all other sources.

There were changes in ownership in 2008 and 2011, per Section 382 of the Internal Revenue Code. These changes limit the utilization of US NOL’s that existed at the times of the ownership changes. The 2008 change occurred as a result of the Atna/Canyon merger and limits NOL’s existing on that date to approximately $1.0 million per annum. The 2011 change occurred as a result of trading by “5 percent stock-holders” and limits NOL’s existing on that date to approximately $3.6 million per annum. The NOL’s existing on the 2008 change date are subject to both limitations, whichever is more restrictive, while NOL’s generated between the two dates are subject to only the 2011 limitation. These limitations can be increased or decreased due to recognition of built-in gains or losses at the time of the changes as determined under the Internal Revenue Code.

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Unrecognized deferred tax assets:

Unrecognized deferred tax assets are attributable to the following.

	2014	2013
Tax losses	$29,194,314	$24,326,700
Deductible temporary differences, (liabilities) assets	9,934,390	7,096,100
	$39,128,704	$31,422,800

The Company recognizes the benefit of deferred tax assets only to the extent it is probable that future taxable income will be offset by tax losses and deductible temporary differences. The Company's unrecognized deferred tax assets attributable to tax losses are comprised of approximately $27.7 million of US net operating losses, $1.5 million of Canadian non-capital losses and no Canadian capital losses. The US net operating losses expire between 2018 and 2034, and the unrecognized Canadian non-capital losses expire between 2028 and 2031. The unrecognized deferred tax liabilities and assets attributable to temporary differences relate principally to differing tax bases in mineral properties.

12.	Commitments and contingencies:

(a)	Kendall Mine reclamation:

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation (“CRK”), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. From 1995 to the present time, the Company conducted closure activities. Water management and treatment at the site will continue for the foreseeable future. Since mine closure in 1996, approximately $15.6 million has been expended on closure and reclamation activities at Kendall.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final EIS closure study. As part of this agreement, Kendall submitted in July 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. In October 2014, Atna was advised by the MDEQ that it had reviewed the Kendall Mine’s amended Closure and Water Management Plan Application and had determined that the amendment application was complete and complied with substantive requirements of the Metal Mine Reclamation Act, relying on the environmental analysis provided in the Kendall amendment application. Based on this determination, the MDEQ indicated it will issue a draft permit amendment. The MDEQ has awarded a contract to an independent engineering firm to write the environmental analysis for the draft and final Environmental Impact Study to support the final closure plan. Work is expected to commence on this project in Second Quarter of 2015. The EIS will be managed by the MDEQ in consultation with Kendall. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ.

In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. Once a final Record of Decision on the final closure plan has been issued by the MDEQ as part of the Agreement, CRK will create a trust fund to provide for any future operation, and maintenance of water treatment and closure facilities. Funds remaining on deposit with the MDEQ will be utilized in funding this trust. In addition to this deposit / bond, other reclamation bonds totaling $0.2 million and having collateral deposits of $0.1 million are in place for Kendall.

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(b) Surety bonds:

All reclamation and surety bonds are subject to at least annual review and adjustment. Surety bonds not described above for Kendall or below for other properties amount to $0.2 million and involve less than $0.1 million in restricted cash as collateral.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via a surety, has posted reclamation bonds with these agencies in the amount of $4.5 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.3 million.

With the addition of new bond in the amount of $0.9 million in the fourth quarter of 2014, the reclamation bonds posted for Pinson total $1.7 million. Restricted cash held as collateral by a surety and related to Pinson currently amount to $0.2 million.

The Reward Phase 1 surety bond of $0.9 million had been posted. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.3 million. As a result of the sale of Reward in November 2014, the bond will be cancelled and the restricted cash held by the surety will be refunded when replacement surety bonds have been placed by the new owner.

(c)	Property lease commitments:

The Company has entered into various leases for office space and office equipment. As of December 31, 2014, there were future minimum lease payments of approximately $0.1 million per year for all office space and office equipment leases. The current office space lease terminates in May 2021.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments total approximately $0.1 million annually. The mining lease arrangements start with a primary length that ranges between five to twenty years and are renewed at the Company’s discretion.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands. The Company’s present inventory of claims would require approximately $0.2 million in annual rental fees, however, this amount may change as claims are added or dropped at the Company’s discretion.

30

13. Equity transactions:

The following provides a roll-forward of the Company’s beginning and ending common shares outstanding as of:

	Number of Shares
	December 31,	December 31,
	2014	2013
Share Balance, beginning of the period	189,922,144	144,989,922
Issued in conjunction with Sprott credit agreement and amendments	-	7,237,740
Option exercises	35,377	150,544
Compensation and payments with Restricted Shares	2,009,841	1,143,938
Equity Offerings	15,380,000	36,400,000
Share Balance, end of the period	207,347,362	189,922,144

See Note 9 regarding the issuance of shares in conjunction with credit agreements. See Note 2 for the determination of the fair values of warrants issued, expired, or cancelled in 2013 and 2014. See Note 14 pertaining to options and restricted shares issued as compensation.

On September 24, 2013, the Company completed a bought-deal private placement conducted by Dundee Securities Ltd. and Sprott Private Wealth LP by issuing 36.4 million common shares for gross proceeds of C$5.8 million and net proceeds of $5.3 million.

Under the credit agreement entered with Waterton on January 31, 2014, the Company issued 10,000,000 common-share purchase-warrants with an exercise price of C$0.25 per common share for a three year term. All of these warrants were cancelled in November of 2014.

On August 22, 2014, the Company completed a non-brokered private placement by issuing 15.4 million common shares for net proceeds of C$2.0 million. Under this agreement, the Company also issued 15.4 million common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term. In November 2014, 9,453,991 of these warrants were cancelled, leaving a balance of 5,926,009 warrants outstanding.

No warrants were exercised in 2014 and 2013. The following is a summary of the warrants outstanding as of December 31, 2014. 1,035,000 brokers’ warrants exercisable at C$1.00 expired unused on March 11, 2014.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

August 22, 2017	2.64	CAD$0.18	5,926,009

14.	Stock Options and Restricted Share Unit (RSU) based compensation:

Atna has consistently used share-based compensation with future vesting dates to attract personnel, annually reward personnel for performance, and incentivize future performance by employees and certain contractors. In the latter half of 2013 and in 2014, the Company adopted the use of RSU grants with immediate vesting to replace the cash compensation of directors and to replace a portion of the cash compensation of officers in order to assist in conserving cash.

31

On May 7, 2013, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”) and approved a Restricted Stock Unit Plan (“RSU Plan”). Both plans are administered by the Compensation Committee of the Board consisting entirely of independent directors. The maximum number of option and RSU shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of December 31, 2014, there were a maximum of 20.7 million underlying shares available under the Plans of which 14.7 million have been granted and are outstanding. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Plans. The Board may terminate or amend the Plans at any time and for any reason. The Plans do not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Barring further amendments to the Plans, the shareholders will next be asked to renew the Plans in 2016.

The exercise price of each stock option and each RSU is based on, and may not be less than, 100 percent of the fair value of its common shares on the date of grant. The fair value is generally determined as the average of the high and low trading prices of common shares on the three trading days before and including the date of the grant. The term of each stock option and RSU is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated at a later date by the Compensation Committee.

The fair values of options and RSUs with future vesting are estimated on the date of grant using a Black-Scholes valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The fair values of RSUs with future vesting are estimated on the date of grant using an intrinsic-value model that uses the assumptions noted in the RSU-assumption table below. The Company uses historical information in estimating the expected term. Future vesting periods have typically been over a two year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and will be determining future dividends based on a number of still contingent factors; currently the expected dividend yield is nil. All of the share-based compensation was recorded as general and administrative expense.

The following table summarizes certain stock option and RSU activities for the years ended December 31:

	2014	2013	2012
Stock-based compensation expense - millions	$0.6	$0.9	$0.9
Intrinsic value of options exercised - millions	$0.0	$0.2	$1.2
Fair value of awards vesting - millions	$0.5	$0.8	$0.8
Cash received on option exercises - millions	$0.0	$0.0	$0.4
Unamortized stock-based compensation expense - millions	$0.2	$0.2	$0.8

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The following tables summarize the stock option and RSU activity during the years ended December 31, 2014 and 2013.

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants 2014	(000's)	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	11,077	$0.69	$0.27	2.8	$-
Granted	5,927	$0.07	$0.06		$0.10
Exercised/Released	(35)	$0.11	$0.06		$-
Cancelled/Forfeited	(712)	$0.82	$0.33		$-
Expired	(1,570)	$0.77	$0.31		$-
Balance, end of the period	14,687	$0.45	$0.19	2.9	$0.06
Vested and exercisable, end of the period	9,763	$0.64	$0.25	2.5	$-
Vested and expected to vest, end of the period	14,114	$0.47	$0.19	2.9	$0.06

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants 2013	(000's)	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	9,533	$0.82	$0.32	3.0	$2.7
Granted	3,097	$0.22	$0.10		$-
Exercised/Released	(293)	$0.73	$0.27		$0.2
Cancelled/Forfeited	(597)	$1.01	$0.39		$-
Expired	(663)	$0.45	$0.20		$-
Balance, end of the period	11,077	$0.69	$0.27	2.8	$-
Vested and exercisable, end of the period	8,924	$0.74	$0.29	2.5	$-
Vested and expected to vest, end of the period	10,837	$0.69	$0.27	2.8	$-

The following table summarizes the weighted-average assumptions used in determining fair values of option grants during the years ended December 31:

	2014	2013	2012
Grant date fair value	CAD$0.05	CAD$0.10	CAD$0.46
Grant market price	CAD$.09	CAD$.22	CAD$1.12
Common share price at period-end	CAD$.065	CAD$.11	CAD$1.09
Expected volatility	95%	87%	59%
Expected option term - years	3.2	3.1	3.0
Risk-free interest rate	1.1%	1.2%	1.2%
Forfeiture rate	9.7%	9.2%	8.7%
Dividend yield	0%	0%	0%

The following table summarizes the weighted-average assumptions used in determining fair values for the RSUs granted with future vesting dates during the years ended December 31:

	2014	2013	2012
RSU's Granted	990,286	NA	NA
Weighted Average Fair Value of Awards	CAD$0.09	NA	NA
Market Price	CAD$0.09	NA	NA
Pre-vest Forfeiture Rate	9.7%	NA	NA
Grant Price	CAD$0.10	NA	NA
Intrinsic Value Adjustment	CAD$0.00	NA	NA

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The following table summarizes the stock options outstanding and exercisable as of December 31, 2014.

Exercise Price CAD		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.0675	$0.33	7,518,773	4.5	$0.095	3,584,517	4.3	$0.098
0.34	0.70	1,573,000	1.0	0.67	1,573,000	1.0	0.67
0.71	0.92	525,000	1.3	0.88	525,000	1.3	0.88
0.93	1.07	1,850,000	1.0	1.02	1,850,000	1.0	1.02
1.08	1.13	2,230,000	1.9	1.13	2,230,000	1.9	1.13

$0.0675	$1.13	13,696,773	3.1	$0.48	9,762,517	2.5	$0.64

15.	Financial Risk Management:

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For 2014, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $4.1 million, respectively. For 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $4.5 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed. Entering into and managing gold hedges has been limited in the aggregate by counter-party credit agreements stipulating margin lines of $500,000 to $600,000.

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At December 31, 2014, the Company had no forward sales. 2,600 call-options, participating at $1,425 per gold ounce and having maturity dates throughout first quarter 2014, were held at December 31, 2013; and these had an immaterial fair value.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Under the continuing credit agreement with Waterton, assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. are pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. The refinancing of the Sprott note subsequent to year-end 2013 has been reflected in the table as of December 31, 2013 by moving the C$17.5 million liability to the 1-3 year column, consistent with terms under the Waterton Agreement. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of December 31, 2014
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$5,298,000	$4,736,900	$561,100	$-	$-	$-
Finance lease obligations	3,162,900	$388,300	$1,296,800	$1,477,800	$-	$-
Long term debt obligations	21,483,600	$509,900	$1,320,600	$19,653,100	$-	$-

Total	$29,944,500	$5,635,100	$3,178,500	$21,130,900	$-	$-

		Payments due by Period as of December 31, 2013
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,196,300	$6,745,100	$451,200	$-	$-	$-
Finance lease obligations	5,842,800	$537,400	$1,598,700	$3,706,700	$-	$-
Long term debt obligations	19,006,900	$100,500	$1,048,200	$17,858,200	$-	$-

Total	$32,046,000	$7,383,000	$3,098,100	$21,564,900	$-	$-

Capital management: The primary objective of the Company’s capital management is to maintain healthy cash balances and healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 35 percent at December 31, 2014 and 32 percent at December 31, 2013. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing cash, debt levels, rates of development, and the long-term capital structure.

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Foreign exchange risk: A debt obligation of C$17.5 million was denominated in Canadian dollars as of December 31, 2013. A foreign exchange gain of $2.3 million was realized in the first quarter of 2014 upon settlement of this debt obligation (See Note 21). Other than for this debt, now retired, the Company’s assets liabilities, revenues and costs are primarily denominated in USD, and are not significantly impacted by foreign exchange risks.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Fluctuations in foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Pinson Underground sells ore and/or doré and generates trade receivables that give rise to credit risk. Pinson has contracts to sell oxide and sulfide ore to Newmont Mining Corp. with 90 percent of the sales-price being payable within 10 days and the 10 percent balance being due within a month. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation, who will also buy the resultant doré under agreed upon terms.

Hedges, including forward sales of gold, expose the Company to a credit risk from non-performance by the counterparties under the contract. To date, the Company has undertaken little credit risk with counterparties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges. By agreement with Waterton, the Company will not enter into hedges exposing it to more than a cumulative $1.0 million credit risk.

Equity securities price risk: The Company has immaterial exposure to equity securities price risk because of immaterial investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at December 31, 2014 and December 31, 2013 were nil and $56,400, respectively, representing the maximum potential losses from changes in prices of equity investments.

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Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

16.	Cost of Sales:

The following is a reconciliation of current period mine operating costs to cost of sales for the years indicated.

	Twelve months ended December 31
	2014	2013	2012
Mine operating costs excluding depreciation and amortization	$34,724,100	$32,606,400	$39,055,700
(Increase) decrease in gold inventory, excluding depreciation and amortization components	(498,100)	693,400	(3,570,100)
Production related depreciation and amortization	7,992,400	7,015,100	8,095,100
Adjustments of inventory to net realizable value	4,150,400	2,595,600	-

Total cost of sales	$46,368,800	$42,910,500	$43,580,700

Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include exploration and property-maintenance expenses, holding costs, corporate office costs, impairments of non-current assets, business development costs and other period costs not associated with the production process. All mine-site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when products are sold.

17.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of IAS 33. The weighted average dilutive securities included in the December 31, 2012 EPS calculation were 4,840,570 common share equivalents. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the years ended December 31, 2014, 2013, and 2012 that were not included in the computation of diluted EPS because the effect would be antidilutive were 23.5 million, 10.5 million, and 8.9 million, respectively. Because the Company reported a net loss for the years ended December 31, 2014 and 2013, inclusion of common share equivalents would have an antidilutive effect on per share amounts and consequently, the Company’s basic and diluted EPS are the same for the twelve months ended December 31, 2014 and 2013.

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18.	Remuneration of Key Management Personnel:

Key management personnel include the members of the Board and the senior leadership team. Compensation for key management personnel was as follows.

	Twelve months ended December 31,
	2014	2013	2012

Short-term employee compensation & benefits (1)	$985,500	$1,205,800	$1,260,900
Post-employment benefits (2)	20,500	31,400	35,600
Share-based payments (3)	235,900	124,500	825,200

Total compensation of key management personnel	$1,241,900	$1,361,700	$2,121,700

(1)	Represents annual salary (including RSUs paid as part of annual salary), short-term incentives, and short-term benefits earned in the year.
(2)	Represents Company contributions to retirement savings plans.
(3)	Represents the estimated fair value of stock options granted in the year.

19.	Other Income and Insurance Claims and Settlements:

In the first half of 2012, elements of the secondary crusher at CR Briggs prematurely failed, creating insurable events. In 2012, the Company received $435,800, net of a $100,000 deductible, for the principal property damage claim. This partial settlement was first applied to a $213,900 loss on disposal of the failed components, and the insurance proceeds of $221,900 in excess of the loss on disposal were recorded as non-operating “Other income”, representing most of the $269,800 of “Other income” recognized in 2012.

In 2013, a final and additional settlement of $158,700 related to the insurable event in 2012 was received and recognized as “Other income”. In addition in 2013, settlements of another separate insurance claim and a legal-settlement with an insurance broker contributed $124,400 and $85,700, respectively, to “Other income”. Income from an exploration property contributed $172,400 in 2013. Combined, these settlements represented $541,400 of the $634,900 of “Other income” recognized in 2013.

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20.	Exploration and property-maintenance expenditures:

The following schedules provide details of the Company’s exploration and property-maintenance expenses for the last three years. The Company did not recognize any capitalized exploration in these periods.

	2014	2013	2012
Exploration expenses
Briggs	$110,200	$172,500	$434,600
Pinson	41,400	352,200	366,900
Reward	8,200	-	274,300
Columbia	79,400	92,900	669,100
Other	69,200	86,300	(11,600)
Total exploration expenses	$308,400	$703,900	$1,733,300

	2014	2013	2012
Property - maintenance expenses
Reward	$149,600	$211,400	$-
Pinson	647,800	920,800	-
Total property-maintenance expenses	$797,400	$1,132,200	$-

Expensed exploration relates to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material. Maintenance expenses for non-operating properties include costs of maintaining land and mineral leases, costs of water disposal or treatment, and personnel costs.

21.	Foreign Exchange Gain in 2014:

In 2014, the Company recognized a foreign-exchange gain of $2.3 million. The gain was realized via the retention of cash upon settlement of the loan with Sprott, denominated in Canadian dollars. The Sprott loan was repaid via the use of funds borrowed by Canyon Resources Corporation, denominated in U.S. dollars, from Waterton. The Company had and has limited other exposure to foreign exchange rates. $1.5 million of the gain had been recognized in prior periods as Other Comprehensive Income (“OCI”) based on mark-to-market differences. This $1.5 million was reclassified from OCI to Other income in the first quarter of 2014. The Consolidated Statement of Cash Flows includes this gain within the financing section.

22.	Sale of CR Reward Corporation and the Clover Property:

In November 2014, CR Reward Corporation (Reward) and the Clover Property (Clover), held by Atna Resources Inc., were sold for $10.0 million. Of the proceeds, $4.9 million was used to pay-down long-term debt and $5.1 million was used for working capital purposes, including the retention of cash. Of the proceeds, $9.5 million was attributed to Reward and $0.5 million was attributed to Clover.

An aggregate loss of $1,137,400 was recognized when Reward and Clover were sold. In 2008, when Canyon Resources Corp. and Atna Resources Ltd. merged, a fair-value estimate had been adopted for Reward, significantly above the cost-basis, and the cost-basis was retained for tax purposes. The tax provision, shown in Note 11, includes an estimated taxable gain on the sale of Reward and Clover of $5,578,200.

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Following is a table showing the calculation of the loss recognized upon disposition in 2014, as well as the operating expenses and capital expenditures incurred by Reward and Clover in 2014, prior to their sale, and in 2013.

	Year ended December 31,
	2014	2013
Reward:
Sale of property:
Net book value	$11,084,900	$-
Proceeds	9,500,000	-
Loss on sale	$(1,584,900)	$-

Capital spending	$10,700	$361,300
Exploration expenses	8,200	-
Property-maintenance expenses	149,700	211,400

Clover:
Sale of property:
Net book value	$52,400	$-
Proceeds	500,000	-
Gain on sale	$447,600	$-

Exploration expenses	$61,800	$72,200

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